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                                                                    Exhibit 12.1

                                Manor Care, Inc.
                Computation of Ratio of Earnings to Fixed Charges
                          (In thousands, except ratios)


                                        3 MONTHS ENDED MARCH 31,                   YEARS ENDED DECEMBER 31,
                                        ------------------------     -------------------------------------------------------
                                            2003         2002        2002       2001          2000       1999           1998
                                            ----         ----        ----       ----          ----       ----           ----
EARNINGS AVAILABLE TO COVER FIXED
CHARGES:

Income (loss) from continuing             $50,206      $54,418     $212,684    $129,992      $61,669  $(102,396)     $(24,565)
 operations before income taxes and
    minority interests............
Less:
  Equity in earnings of  affiliates,       (1,541)        (736)      (4,761)     (4,543)      (2,016)    (2,276)       (5,376)
     excluding affiliate with
     guaranteed debt...............
Add:
   Dividends received from equity
      affiliate......                       1,971        2,182        3,026      11,574        6,000         --            --
   Fixed charges deducted from
     earnings (see below).............     11,968       12,454       51,173      64,751       75,511     67,838        62,613
                                           ------       ------       ------      ------      -------     ------        ------
Earnings available to cover fixed

   charges............................... $62,604      $68,318     $262,122    $201,774     $141,164   $(36,834)      $32,672
                                          =======      =======     ========    ========     ========   ========       =======
FIXED CHARGES:
Interest expense, including amounts
   in operating expense...............    $ 9,463       $9,949      $41,395     $55,458      $66,460    $60,646       $55,340
Interest within rent expense.........       2,505        2,505        9,778       9,293        9,051      7,192         7,273
                                           ------       ------       ------      ------      -------     ------        ------
Fixed charges deducted from                11,968       12,454       51,173      64,751       75,511     67,838        62,613
   earnings..........................
Interest expense on guaranteed debt            --           --           --       2,272        4,309        922            --
   of affiliate.....................
Interest capitalized...................       182          287          721       1,933        4,457      3,235         8,623
                                           ------       ------       ------      ------      -------     ------        ------
Fixed charges........................     $12,150      $12,741      $51,894     $68,956      $84,277    $71,995       $71,236
                                          =======      =======      =======     =======      =======    =======       =======
RATIO OF EARNINGS TO FIXED
   CHARGES (1)..........................     5.2x         5.4x         5.1x        2.9x         1.7x         --            --
                                          =======      =======      =======     =======      =======

(1)We do not show a ratio for 1998 and 1999 because earnings were insufficient to cover fixed charges by $38.6 million in 1998 and $108.8 million in 1999.